
10031211

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 28 2010
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MM/DD/YY AND ENDING MM/DD/YY

April 1, 2009 to March 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST LYNNFIELD, MA 01940

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy B. Murphy, PRESIDENT (800)-949-1422

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET BOSTON, MA 02109

(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5 (e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Timothy Murphy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Capital Corporation as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO
Title



Notary Public


JULIE A. BRYAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 10, 2016

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2010 AND 2009

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
YEARS ENDED MARCH 31, 2010 AND 2009

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



SEC MAIL PROCESSING
RECEIVED
MAY 28 2010
WASH. D.C.
193
SECTION

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

We have audited the accompanying statement of financial condition of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company") as of March 31, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended March 31, 2009 were audited by other auditors, whose report dated June 8, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Boston, Massachusetts
May 27, 2010



MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2010 AND 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 5,712,063	$ 5,697,732
Deposit with clearing organization	175,000	175,000
Receivables:		
Brokers and clearing organizations	5,725,749	4,878,780
Employees and registered representatives, net of allowance	1,304,025	1,125,386
Other	74,222	1,017,461
Securities owned, at fair value	57,933	85,436
Investments, cost	50,000	-
Note receivable	735,598	756,291
Property and equipment, net	774,182	950,620
Other assets	900,765	603,062
Due from related parties, net	509,701	-
Income tax receivable	-	398
Deferred tax asset	761,373	784,418
Total assets	$ 16,780,611	$ 16,074,584
Liabilities and Stockholder's Equity		
Payables:		
Brokers and clearing organization	$ 3,488,770	$ 2,855,530
Other	482,260	1,672,000
Accrued liabilities	2,214,260	2,326,668
Deferred revenue	103,792	100,525
Securities sold, not yet purchased, at fair value	5,693	7,056
Due to related parties, net	-	135,758
Note payable	854,181	785,844
Total liabilities	7,148,956	7,883,381
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	6,009,004	5,801,757
Retained earnings	3,622,651	2,389,446
Total stockholder's equity	9,631,655	8,191,203
Total liabilities and stockholder's equity	$ 16,780,611	$ 16,074,584

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
Revenues:		
Commissions and fees	$ 66,277,278	$ 69,491,386
Advisory fees	12,087,723	11,351,093
Interest and dividend income	356,018	551,187
Other income	440,565	253,321
Total revenues	79,161,584	81,646,987
Expenses:		
Commissions	64,045,010	65,609,549
Compensation and benefits	7,083,867	7,524,930
Legal and professional fees	1,410,035	2,424,279
Advertising	875,471	1,287,180
Occupancy	853,457	1,032,914
Communications and information technology	572,435	1,009,751
Miscellaneous	568,517	793,601
Regulatory fees	366,817	378,156
Fines and penalties	-	250,000
Management fees - related party	1,124,830	181,803
Bad debt expense	90,390	174,150
Data processing	210,935	163,819
Interest expense	20,515	33,834
Total expenses	77,222,279	80,863,966
Income before income taxes	1,939,305	783,021
Income tax provision	706,100	613,610
Net income	$ 1,233,205	$ 169,411

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2010 AND 2009

	Common Stock No Par Value			Total
	Number of Shares	Carrying Amount	Retained Earnings	Stockholder's Equity
Balance, March 31, 2008	1,000	$ 3,979,700	$ 2,220,035	$ 6,199,735
Capital contributions	-	1,822,057	-	1,822,057
Net income	-	-	169,411	169,411
Balance, March 31, 2009	1,000	5,801,757	2,389,446	8,191,203
Capital contributions	-	207,247	-	207,247
Net income	-	-	1,233,205	1,233,205
Balance, March 31, 2010	1,000	$ 6,009,004	$ 3,622,651	$ 9,631,655

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 1,233,205	$ 169,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	349,001	386,625
Unrealized (gain) loss	(5,985)	3,481
Deferred taxes	23,045	(449,181)
Charge to commission expense (forgivable loans)	130,134	32,250
Bad debt expense	90,390	141,900
Amortization of discount on treasury note	-	(2,139)
Loss on write-down of investment	-	10,000
Loss on disposal of property and equipment	1,198	62,048
Changes in assets and liabilities:		
Receivables	(302,893)	(1,728,327)
Securities, net	32,125	(41,885)
Other assets	(297,703)	(51,853)
Income tax receivable	398	40,088
Accrued liabilities	(162,408)	1,266,223
Deferred revenue	3,267	(4,371)
Payables	721,816	2,042,981
Due to related parties, net	(438,212)	(63,133)
Net cash provided by operating activities	1,377,378	1,814,118
Cash flows from investing activities:		
Net payments on note receivable	20,693	-
Proceeds from maturity of treasury note	-	1,000,000
Proceeds from sale of property and equipment	-	13,000
Acquisition of property and equipment	(173,761)	(137,102)
Net cash (used in) provided by investing activities	(153,068)	875,898
Cash flows from financing activities:		
Capital contributions	-	250,000
Payments on note payable	(1,209,979)	(1,034,248)
Net cash used in financing activities	(1,209,979)	(784,248)
Net increase in cash and cash equivalents	14,331	1,905,768
Cash and cash equivalents at beginning of year	5,697,732	3,791,964
Cash and cash equivalents at end of year	$ 5,712,063	$ 5,697,732
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 20,515	$ 33,834
Cash paid for taxes	$ 100,960	$ 172,604
Non-cash Investing Activity:		
Note receivable	$ -	$ 747,617
Non-cash Financing Activity:		
Insurance premiums	$ 1,278,316	$ 1,117,600
Capital contributions	$ 207,247	$ 1,572,057

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through a clearing broker. ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") insurance and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below.

Commissions and Fees

MUTUAL FUNDS AND VARIABLE ANNUITIES: Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

TRADING: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the *American Institute of Certified Public Accountants Audit and Accounting Guide: Brokers and Dealers in Securities*.

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives respecting annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as revenue. Fees collected to maintain books and records are deferred and recognized ratably throughout the year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Advisory Fees

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement negotiated between their independent representatives and their clients. These revenues are recorded quarterly as and when billed based on the fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at quarter end.

Other Income

MARKETING REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statements of financial condition at readily ascertainable fair value or at carrying amounts that approximate fair value as the maturities on these financial instruments generally have short maturity periods. The fair value of securities owned and trading securities sold, not yet purchased are equal to the carrying value. Changes in the fair value of these securities are reflected in the results of operations.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided. Commission receivables from one source were 32% and 31% of total receivables for the years ended March 31, 2010 and 2009, respectively.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable – Allowance for Doubtful Accounts

The Company's policies for determining whether a receivable is considered uncollectible are as follows:

Trade receivables - As prescribed by the SEC, trade receivables usually settle within three days. If a trade error results, the Company pursues remedies to collect on that trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives - Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

Reclassification

Certain reclassifications have been made to the 2009 financial statements in order to conform to the 2010 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated subsequent events through May 27, 2010, the date the financial statements were available to be issued. There were no material subsequent events requiring adjustment to or disclosure in these financial statements.

Stock Options

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted, and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting, and are forfeited 30 days after termination. Options granted to registered representatives are reported on the Parent's financial statements. As of March 31, 2010 and 2009, the Company had not granted any options under the 1996 Plan.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Company is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, stock options and restricted stock customarily are granted by the Company in connection with initial employment or under various retention plans. The Company has not granted any options under the 2005 Plan and has no current plans to do so. Restricted shares of stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of March 31, 2010, the Company had 463,895 restricted stock awards granted to current employees, of which 426,311 are fully vested. As of March 31, 2009, the Company had 466,479 restricted stock awards granted to employees, of which 418,461 are fully vested. The Company recognized compensation expense in the amount of $207,247 and $283,183 for the years ended March 31, 2010 and 2009, respectively.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Trading and investment securities owned consist of both marketable securities and not readily marketable securities and are recorded at fair value. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Changes in the value of these securities are reflected currently in the results of operations.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE (Continued)

As of March 31, 2010 and 2009, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2010		March 31, 2009	
Fair Value:	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ 5,693	$ 54,850	$ -	$ 14,666
Corporate bonds	-	-	-	62,609
Municipal bonds	-	-	-	3,980
Mortgage backed securities	-	3,083	-	4,123
Mutual funds	-	-	-	58
Certificate of deposit	-	-	7,056	-
	$ 5,693	$ 57,933	$ 7,056	$ 85,436

NOTE 4 – INVESTMENTS

As of March 31, 2010, the Company had investments being held to maturity through March 12, 2011. These investments are presented at face value as follows:

Purchase Date	Purchase Price	Description	Face Value	Interest Date
12/1/2009	$ 50,000	Insight Real Estate Series 2007-A Secured debentures	$ 50,000	Quarterly

NOTE 5 – LOANS TO REGISTERED REPRESENTATIVES

ICC has granted loans to certain registered representatives with the stipulation that the loans will be forgiven if the representatives remain licensed with the Company for an agreed upon period of time, generally one to five years, and/or meet specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Loans charged to commission expense totaled $130,134 and $32,250 for the fiscal years ended March 31, 2010 and 2009, respectively.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans, as well as loans that have failed the forgiveness contingency, are repaid to the Company by deducting a portion of the representatives' commission payouts throughout the commission cycle until the loans are repaid. Interest charged on these loans to representatives range from 3% to 11.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31:

	2010	2009
Forgivable loans	$ 854,005	$ 396,632
Other loans	244,514	567,576
Less: allowance	(36,372)	(97,279)
Total loans	$ 1,062,147	$ 866,929

NOTE 6 - NOTE RECEIVABLE

On October 24, 2005, the Company entered into an agreement (the "Transition Agreement") with Dividend Growth Advisors, LLC ("DGA"). Pursuant to the Transition Agreement, the Company agreed to terminate its Investment Advisory Agreement with Eastern Point Advisors Funds Trust (the "Trust") effective October 18, 2005 and to permit the appointment by the Trust of DGA to succeed the Company as the Trust's investment advisor. Under the terms of the Transition Agreement and an associated promissory note (the "Note"), the receivable owed by the Funds to the Company was assigned to DGA and DGA agreed to pay the Company an amount equal to the total of all fees that the Company had waived or remitted to a fund in the Trust through October 18, 2005.

The Note provides for a principal amount of $747,617, quarterly payments of interest accruing thereon at 5.5% and a full payment on or before October 31, 2010. The terms of this note were modified, effective March 3, 2010. Specifically, the maturity was extended for four years to October 31, 2013. Total outstanding as of March 31, 2010 and 2009 was $735,598 and $756,291, respectively. Prepayments are permitted without penalty. The interest accrued on this note was $2,981 and $8,674, respectively, at March 31, 2010 and 2009.

NOTE 7 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2010	2009
Equipment	$ 1,737,526	$ 1,659,294
Furniture and fixtures	397,444	397,444
Leasehold improvements	668,742	644,833
	2,803,712	2,701,571
Accumulated depreciation and amortization	(2,029,530)	(1,750,951)
	$ 774,182	$ 950,620

Depreciation expense was $349,001 and $386,625 for the years ended March 31, 2010 and 2009, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

In September 2008, Management instituted an agreement with the Parent. "The Expense Sharing Agreement", whereby the shared operating and overhead expenses are allocated based on various considerations intended to match the shared expenses with the benefit derived.

Effective July 1, 2009, ICC agreed to reimburse ICH in the form of a management fee, "The Management Fee Agreement", for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. This overhead primarily is in the nature of salaries and professional and legal fees incurred to obtain such services as audit engagements, legal advice, and industry expertise.

The Company incurred expenses as outlined in the agreements related to ICH in the form of management fees for the years ended March 31, 2010 and 2009 of $1,124,830 and $181,803, respectively. The Company in reviewing its net capital requirement will assess the ongoing risk these agreements may have on the firm's net capital.

NOTE 8 – RELATED PARTY TRANSACTIONS (Continued)

At March 31, 2010 and 2009, the Company was owed $509,701 and the Company owed $135,758, respectively, to ICH that resulted from management fees, a tax sharing arrangement, and cash transfers.

In 2009, ICC's parent, ICH, converted $1,572,057 consisting of $1,288,874 of intercompany receivables due from ICC and $283,183 of stock compensation expense, into an equity interest in ICC.

Effective December 2007, the Parent established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $309,036 and $444,338, which is included in Commissions expense on the Statements of Operations for the years ended March 31, 2010 and 2009, respectively.

The Company leases office space from another related party, the owner of which is the principal stockholder of ICH. Rent expense for these leases, including condo fees, amounted to $368,733 and $377,193 for the years ending March 31, 2010 and 2009, respectively, and is included in occupancy costs on the Statements of Operations.

The Company bills a broker dealer, whose owner is the spouse of the Parent's principal shareholder, ticket charges for executing its trades and being the introducing broker. Amounts billed for the years ended March 31, 2010 and 2009 were immaterial.

NOTE 9 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	2010		2009	
	Current	Deferred	Current	Deferred
Federal	$ 604,170	$ 34,040	$ 842,496	$ (385,702)
State	78,885	(10,995)	220,295	(63,479)
	$ 683,055	$ 23,045	$ 1,062,791	$ (449,181)

The net deferred tax assets include the following at March 31:

	2010	2009
Accruals and reserves	$ 316,048	$ 463,133
Deferred compensation	327,436	185,594
Charitable contributions	64,033	81,569
Depreciation	53,856	48,831
Net operating losses	-	5,291
Deferred tax asset	$ 761,373	$ 784,418

NOTE 9 – INCOME TAXES (Continued)

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2010 and 2009. The Company does not have any tax positions as of March 31, 2010 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within 12 months of the reporting date.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 8). In October 2009, this lease term was extended to March 31, 2015. The Company continues to lease office space for offices located in Topsfield, MA and Coral Gables, FL. These leases expire in March 2012 and November 2011, respectively. The Company has entered into various operating leases for office equipment and furniture.

The total minimum rental due in future periods under these existing agreements as of March 31, 2010 are as follows:

2011	$	394,267
2012		381,350
2013		283,922
2014		276,354
2015		282,214
Thereafter		24,000
Total	$	1,642,109

Rent expense under the operating leases was $336,385 and $459,931 for the years ended March 31, 2010 and 2009, respectively, and is included in occupancy costs in the statement of income.

While management has no plans to cancel, the Company is contractually obligated in the short-term for approximately $514,900 of costs associated with hosting national events at various hotels that are expected to be paid in the year ended March 31, 2011.

Litigation and Claims

The Company is involved in various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2010, the Company was the defendant or co-defendant in various lawsuits. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases the Company's exposure is limited to $100,000 in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $200,000 deductible per case, subject to policy limitations and exclusions.

The Company had accrued expenses of approximately $765,000 and $2,267,000 for the years ended March 31, 2010 and 2009, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

NOTE 11 – NOTES PAYABLE

At March 31, 2010 and 2009, notes payable consisted of debt to finance insurance premiums on behalf of its representatives. These notes are referenced in the table below:

March 31,	Lender	Principal	Interest Rate	Maturity Date
2010	Flat Iron Capital	$ 854,181	2.95%	October 31, 2010
2009	First Insurance Fund, Corp.	$ 785,844	3.75%	October 31, 2009

For the years ended March 31, 2010 and 2009, there was no long term debt outstanding.

NOTE 12 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2010 and 2009 were $0 and $183,507, respectively.

NOTE 13 - FAIR VALUE MEASUREMENT

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 13 - FAIR VALUE MEASUREMENT (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2010:

Assets:	Total Fair Value of Asset or Liability	Level 1	Level 2	Level 3
Cash surrender value of life insurance policy[1]	$ 88,177	$ -	$ 88,177	$ -
Securities owned, at fair value	57,933	57,933	-	-
Total assets	$ 146,110	$ 57,933	$ 88,177	$ -
Liabilities:				
Securities sold, not yet purchased, at fair value	$ 5,693	$ 5,693	$ -	$ -
Total liabilities	$ 5,693	$ 5,693	$ -	$ -

[1] Included in other assets in the statement of financial condition

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2009:

Assets:	Total Fair Value of Asset or Liability	Level 1	Level 2	Level 3
Cash surrender value of life insurance policy[1]	$ 24,951	$ -	$ 24,951	$ -
Securities owned, at fair value	85,436	85,436	-	-
Total assets	$ 110,387	$ 85,436	$ 24,951	$ -
Liabilities:				
Securities sold, not yet purchased, at fair value	$ 7,056	$ 7,056	$ -	$ -
Total liabilities	$ 7,056	$ 7,056	$ -	$ -

[1] Included in other assets in the statement of financial condition

Valuation of Marketable Trading and Investment Securities Owned

The fair value of marketable trading and investment securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in over-the-counter market and listed securities for which no sale was reported on that date are stated as the last quoted bid price.

NOTE 13 - FAIR VALUE MEASUREMENT (Continued)

Valuation of Trading Securities Sold, Not Yet Purchased

As a broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company sometimes sells securities they do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on the balance sheet at fair value based on quoted market prices of the related securities and will result in a trading loss if the fair value increases and a trading gain if the fair value decreases between the balance sheet and date of purchase.

Valuation of Life Insurance Policies

The Company values its life insurance policies based on the cash surrender value of the policies which approximates fair value.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

At March 31, 2010 and 2009, the carrying amount of the Company's cash and cash equivalents was $5,712,063 and $5,697,732, respectively, of which $1,931,372 and $2,866,176, respectively, was covered by the Depositors Insurance Fund of Massachusetts and $250,000, respectively, was covered by the Federal Deposit Trust Corporation ("FDIC").

The Company's cash and cash equivalents as of March 31, 2010 and 2009 includes $1,324,232 and $2,494,173, respectively, at its clearing broker-dealer of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2010 and 2009, the Company had net capital of $3,389,460 and $1,938,579, respectively, which was sufficient to meet the required net capital of $481,026 and $529,305, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.1 to 1 and 4.1 to 1 at March 31, 2010 and 2009, respectively.

At March 31, 2010, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 16 – FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2010) is available for examination at the principal office of the Company and at the regional office of the SEC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly- Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company"), as of and for the year ended March 31, 2010 in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Marcum LLP ▪ 555 Long Wharf Drive ▪ 12th Floor ▪ New Haven, CT 06511 ▪ Phone 203.777.1099 / 800.998.1040 ▪ Fax 203.776.1065 ▪ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 27, 2010

INVESTORS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
MARCH 31, 2010

SCHEDULE I

		Audited Net Capital
Net Capital		
Total stockholder's equity		$ 9,631,655
Less: non-allowable assets from the Statement of Financial Condition		5,859,253
Net capital before haircuts on securities		3,772,402
Less: haircuts on securities		90,663
Other deductions		292,279
Net capital		3,389,460
Computation of basic net capital requirement		
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 481,026	
or minimum dollar net capital requirement	100,000	481,026
Excess net capital		$ 2,908,434
Total aggregate indebtedness		$ 7,215,390
Percentage of aggregate indebtedness to net capital		213%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 3,976,507
Adjustments:	
Accrual and payable adjustments	(571,412)
Receivable adjustments	(21,390)
Fidelity bond adjustment	5,755
Audited net capital, per above	$ 3,389,460

See Independent Auditors' Report.

INVESTORS CAPITAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
MARCH 31, 2010

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).